FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of July 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                          BG Group press release

                              15 July 2003

        BG announces first oil for export to world markets from giant
                          Karachaganak project


BG and its partners in the giant Karachaganak oil and gas condensate field in North West Kazakhstan (ENI, ChevronTexaco and Lukoil) have announced that first oil has been produced from the new field facilities for export through the Caspian Pipeline Consortium (CPC) pipeline to world markets via the Black Sea. Gas injection into the field has also begun. First sales of oil exported through CPC are expected, as planned, by the end of the third quarter of 2003, when oil will be available for offtake at the Black Sea port of Novorossiysk.

The start of export production marks the delivery of a major objective under Phase Two of the Karachaganak field development programme. This success is as a result of close and effective co-operation between the consortium and the Republic of Kazakhstan and its national oil and gas company, KazMunaiGas.

One of the world's most complex hydrocarbons projects, Phase Two has involved an investment for BG (joint operator with ENI) of over $1billion and employment, at its peak, of some 20,000 workers. It has also demonstrated world-class environmental practices and a long-term social commitment to Kazakhstan that continues until the end of the licence period in 2037.

Speaking today, BG Chief Executive Frank Chapman said: "This is one of the most significant achievements in the global hydrocarbons industry, and is a tribute to all those who have worked in challenging conditions on the massive Phase Two construction programme. In one of the largest foreign investment projects in Kazakhstan, we have fulfilled the commitment made to the Republic that first export oil would be produced by the third quarter of 2003."

BG and ENI are joint operators of Karachaganak, each with 32.5%. The other partners are ChevronTexaco with 20% and LUKoil with 15%. KazMunaiGaz, the designated Authority of the Republic of Kazakhstan, jointly manages the project.

Phase Two included enhancement of existing facilities inherited from the Soviet era, as well as the construction of new gas and liquids processing and gas injection facilities, the work-over of more than 100 wells, the construction of a 120 MW power station and the laying of the 635 kilometre pipeline to connect the field to the CPC pipeline at Atyrau.

Before the completion of the new facilities, all gas and condensate production was sent for processing at the Orenburg facility in Russia. The output from the field is now planned to increase to more than 10 million tonnes per annum of liquids (200,000 barrels of oil per day) to CPC and Orenburg, and up to 7 billion cubic metres of sales gas per annum (700 million standard cubic feet per day) to Orenburg. Approximately 70% of the field's condensate is expected to be exported via CPC.

  There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.


Notes to Editors:

Karachaganak achievements - key facts

In addition to the completion of the Phase Two facilities, the following achievements are of particular note:

Production

The production of condensate and gas from the improved plant reached record levels in 2002, with 5.2 million tonnes of condensate being exported to Russia, and gas production reaching 4.7 billion cubic metres. Daily production in 2002 peaked at c.19,000 tonnes for condensate and over 16. 5 million cubic metres (583 million standard cubic feet) for gas.

The Environment

28 rigs abandoned in the Soviet era have been dismantled, with 73,000 tonnes of waste moved to safe storage and 52 hectares of land restored. An area which experienced a blow-out in 1986 is being restored with natural steppe grasses and crops of barley, wheat and corn.

Kazakh participation

In 2002, the percentage of new contracts awarded to Kazakhstan companies exceeded a set target of 43%. This achievement, and the ongoing programme of encouraging international skills transfer to national companies, has been recognised by the government which is using it as a reference model for the national oil and gas industry

At peak activity, during the construction phase, over 80% of the 20,000 workers employed in the field were Kazakhstan nationals.

Social commitment

Under the contractual agreement with the Government of Kazakhstan, some $10 million per year has been committed to Karachaganak for social projects over the 40-year licence period. Directed towards the social and infrastructure needs of Western Kazakhstan, completed projects have so far included the refurbishment and improvement of a hospital and water supply systems in the town of Aksai, and the construction of roads, a school, drama and cultural centres and sports facilities in the regional capital of Uralsk.

In the town of Aksai, local inhabitants are now being supplied with water and electricity on a 24-hour basis.

Karachaganak history

The Karachaganak field, discovered in 1979, is one of the world's largest oil and gas/condensate fields. Located in North West Kazakhstan, it covers 280 square kms and holds potential recoverable reserves of around 5 billion barrels of oil equivalent over the 40 year licence period. Field production began in 1984.

In 1992, to stimulate further field development, the Kazakh authorities granted BG and Agip/ENI exclusive rights to negotiate a preliminary Production Sharing Agreement (PSA). In 1995, a Production Sharing Principles Agreement (PSPA) was signed, under which BG and Agip took over operatorship of the field to halt rapid production decline and to improve the safety and environmental performance of the facilities. In 1997, Texaco acquired a 20% share of Karachaganak, and LUKoil took over the 15% formerly held by Gazprom.


In November 1997 a 40-year Final Production Sharing Agreement (FPSA) was signed, superseding the PSPA and providing for the full development of the field. The FPSA, which became effective on 27 January 1998, envisages a phased development programme. Phase 1 refers to the period prior to the signing of the FPSA. Phase 2 involves the major enhancement of existing facilities and the construction of new ones. Further phases are expected to follow, to increase liquids production, subject to the development of a market for the substantial additional gas volumes that will be produced.



Enquiries:

Communications              Chris Carter                +44 (0) 118 929 2597

Out of hours media pager:                               +44 (0) 7693 309543


Investor Relations          Chris Lloyd/Brian
                            McCleery/Helen Parris       +44 (0) 118 929 3025

Website: www.BG-Group.com

PR 10957






                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 15 July 2003                                   By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary